FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Total Voting Rights dated 30 April 2015
Exhibit No. 2	RBS notes Fitch credit ratings action dated 19 May 2015
Exhibit No. 3	Disposal of Further Portfolio of Loans dated 26 May 2015
Exhibit No. 4	RBS notes credit ratings action by Moody's dated 29 May 2015

Exhibit No. 1

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure and Transparency Rules

In conformity with the Disclosure and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 April 2015:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30-April-2015
Ordinary shares of £1	6,436,055,608	4	25,744,222,432
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	6,436,955,608		25,747,822,432

of which none are held in Treasury.

There are also 51,000,000,000 Series 1 class B shares of £0.01 in issue which carry no voting rights.

The above figures may be used by shareholders of the respective classes of shares as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in their shareholding, under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by Fitch

19 May 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Fitch to:

• Downgrade the long term rating of The Royal Bank of Scotland Group plc and certain of its affiliates by two notches to BBB+ from A
• Downgrade the short term rating of The Royal Bank of Scotland Group plc and certain of its affiliates to F2 from F1
• Improve its rating outlook of The Royal Bank of Scotland Group plc and certain of its affiliates to Stable from Negative

The rationale for downgrading these ratings is not RBS specific. Instead it relates to Fitch's review of sovereign support for banks globally. Fitch believes legislative, regulatory and policy initiatives have substantially reduced the likelihood of sovereign support for senior creditors of UK banks, in line with developments at the EU level. As a consequence, Fitch has revised RBS's "Support Rating" from '1' to '5'.

RBS welcomes Fitch's decision to improve its Viability Rating of the Royal Bank of Scotland Group plc and certain of its affiliates by one notch. This reflects Fitch's recognition of the significant progress RBS has made in improving its overall risk profile and capital position. This improvement offsets in part the negative impact of Fitch removing sovereign support, as noted above.

Table 1, Fitch updated credit ratings:

Entity	Long Term Issuer Default Rating	Outlook / Watch	Short Term Issuer Default Rating
The Royal Bank of Scotland Group plc	BBB+	Stable	F2
The Royal Bank of Scotland plc	BBB+	Stable	F2
National Westminster Bank plc	BBB+	Stable	F2
The Royal Bank of Scotland N.V.	BBB+	Stable	F2
RBS International Limited	BBB+	Stable	F2
RBS Securities Inc.	BBB+	Stable	F2
Ulster Bank Limited	BBB+	Stable	F2
Ulster Bank Ireland Limited	BBB	Stable	F2

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
+44 (0) 20 7678 1800

Exhibit No. 3

26 May 2015

THE ROYAL BANK OF SCOTLAND GROUP ANNOUNCES DISPOSAL OF A FURTHER PORTFOLIO OF LOANS TO CERBERUS

Following the disposal of a portfolio of Irish real estate loans announced on 16 December 2014, The Royal Bank of Scotland Group plc (RBS) announces today the agreement to dispose of a further portfolio of loans to an entity affiliated with Cerberus Capital Management, L.P.. The disposal of this portfolio represents the final material transaction for RBS Capital Resolution (RCR) in Northern Ireland.

At completion, RBS will receive cash consideration of approximately £205m at current exchange rates. Completion is expected in June 2015. The disposal proceeds will be used for general corporate purposes.

This transaction forms part of the continued reduction of assets in RCR and is in line with the bank's plan to strengthen its capital position and reduce higher risk exposures.

The carrying value of the loans as at 31 December 2014 was approximately £205m. The gross assets are £1.4bn and the loans generated a loss in the region of approximately £16m in the year to 31 December 2014. The disposal of the portfolio is expected to result in a loss of approximately £5m after costs associated with the transaction.

- END -

For further information:

Investors	Media

Richard O'Connor Head of Investor Relations +44 (0) 207 672 1758	RBS Press Office +44 (0) 131 523 4205 Ulster Bank Media Relations +353 (0) 1 884 7032

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of RBS and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about RBS or RBS management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur. RBS' actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and RBS undertakes no obligation to update any of its forward looking statements.

Exhibit No. 4

The Royal Bank of Scotland Group plc

RBS notes credit ratings action by Moody's

29 May 2015

The Royal Bank of Scotland Group plc ("RBS") notes the decision by the credit rating agency Moody's to:

• Upgrade the long-term deposit and senior unsecured rating of The Royal Bank of Scotland plc and certain of its affiliates by one notch to A3 from Baa1
• Affirm the short term deposit and senior unsecured rating of The Royal Bank of Scotland plc and certain of its affiliates at P-2
• Downgrade the long-term deposit and senior unsecured rating of The Royal Bank of Scotland Group plc to Ba1 from Baa2
• Downgrade the short-term senior unsecured rating of The Royal Bank of Scotland Group plc to Not Prime from P-2
• Apply a Stable Outlook rating to The Royal Bank of Scotland Group plc and certain of its affiliates

Moody's summary credit ratings:

Entity	Long term deposit and senior unsecured	Outlook	Short term deposit and senior unsecured
The Royal Bank of Scotland Group plc	Ba1	Stable	Not Prime
The Royal Bank of Scotland plc	A3	Stable	P-2
National Westminster Bank plc	A3	Stable	P-2
The Royal Bank of Scotland N.V.	A3	Stable	P-2

For further information, please contact:

RBS Investor Relations
Matthew Richardson
Head of Debt Investor Relations
+44 (0) 20 7678 1800

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 May 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary